Exhibit 99.1

© 202 1 Kornit Digital. All rights reserved. KORNIT 4.0 INVE S TOR EVE NT MAY 18 , 20 21 © 202 1 Kornit Digital. All rights reserved.

©2021 Kornit Digital. All rights reserved. © 202 1 Kornit Digital. All rights reserved. 2 SAFE HARBOR This presentation contains forward - looking statements within the meaning of U . S . securities laws . All statements other than statements of historical fact contained in this presentation are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology . These statements reflect our current views with respect to future events and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance or events or circumstances described in the presentation will occur or be achieved . You should read the Company’s most recent annual report on Form 20 - F, filed with the U . S . Securities and Exchange Commission, or SEC, on March 25 , 2021 , including the Risk Factors set forth therein, completely and with the understanding that our actual future results may be materially different from what we expect . Except as required by law, we undertake no obligation to update or revise any of the forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release issued, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

© 202 1 Kornit Digital. All rights reserved. KORNIT 4.0 INVE S TOR EVE NT MAY 18 , 20 21 © 202 1 Kornit Digital. All rights reserved.

A STRONG START FOR 2021 © 202 1 Kornit Digital. All rights reserved. 4 © 202 1 Kornit Digital. All rights reserved.

IN 2026 REVENUE $ 1 B OUR GOAL © 202 1 Kornit Digital. All rights reserved. 5 © 202 1 Kornit Digital. All rights reserved.

© 202 1 Kornit Digital. All rights reserved. E - COM KEEPS ACCELERATING SELF EXPRESSION RETAIL MELTDOWN 6

© 202 1 Kornit Digital. All rights reserved. EXCESS PRODUCTIO N IS A MAJOR PAIN POINT for brands and retailers Traditional supply chain and production methods are INADEQUATE 7

30%

OF ITEMS ARE NEVER PURCHASED

21 MILLION TONS
of textile are wasted

28 TRILLION LITERS
of water are wasted

Equals to entire US population drinking needs for more than 72 years



WHAT IF THINGS WERE DIFFERENT?

8
©2021 Kornit Digital. All rights reserved.
Kornit Digital

PRODUCTION B 2 C O NS HORE (same country) B2B NEARSHORE (neighboring country) PROXIMITY SUSTAINABLE DIFFERENT! ON - DEMAND THINGS CAN BE © 202 1 Kornit Digital. All rights reserved. 9 © 202 1 Kornit Digital. All rights reserved.

IN - SEASON RE A CTIVITY ENDLESS VIRTUAL VARIETY FLEXIBLE INVENTORY MANAGEMENT © 202 1 Kornit Digital. All rights reserved. 10 © 202 1 Kornit Digital. All rights reserved.

BECOME THE OPERATING SYSTEM FOR ON - DEMAND SUSTAINABLE OUR MISSION © 202 1 Kornit Digital. All rights reserved. 11 © 202 1 Kornit Digital. All rights reserved. FASHION X Fashion x - Includes fashion, apparel, home décor, and other textile - based forms of self - expression

DEVELOP AND DEPLOY THE OPERATING SYSTEM

*For on-demand sustainable fashion^x^*

OUR STRATEGY

- **ESTABLISH KORNIT^X^**
- **DIGITIZE PRODUCTION**


BRANDS
TRADITIONAL AND ONLINE RETAILERS
LICENSORS
ECOM PLATFORMS & MARKETPLACES
ZARA
GAP
UNI QLO
H&M
asos
EVERLANE
zalando
Walmart
BONOBOS
MARVEL
ebay
amazon
DESIGNERS AND INFLUENCERS
INVENTORY MANAGEMENT
MEDIA HANDLING
PRINT
ADDITIONAL DECORATION METHODS
CUT-MAKE-TRIM

Fashion^x^ - Includes fashion, apparel, home décor, and other textile-based forms of self-expression

Note: Logos represent both current and prospective customers and partners.

12
©2021 Kornit Digital. All rights reserved.
Kornit Digital

DIGITIZE PRODUCTION H E A T TRAN S F E R SC R EEN EMB R OI D E R Y DYE - BASED PRINTING © 202 1 Kornit Digital. All rights reserved. 13 © 202 1 Kornit Digital. All rights reserved.

Mass P r o d u c tion First ever digital print capabilities on d y ed p ol y e s t er Retail quality Single s t e p D TF digital printing Printing on dark g a r me n ts Digital print on white g a r me n ts New applications Next gen decoration t echn ol o gies Quality P r od uc tivity Sustainability KORNIT 4.0 Operating system for on - demand sustainable fashion + Kornit X KORNIT 1.0 Custom design on t - shirt KORNIT 2.0 Textile decoration KORNIT 3.0 Retail quality 20 12 2010 20 18 2005 200 3 202 1 2022 2019 Innovation ANSWERING MARKET NEEDS 14 © 202 1 Kornit Digital. All rights reserved.

© 202 1 Kornit Digital. All rights reserved. MAX TECHNOLOGY INTRODUCING New standard for on - demand production 15 © 2021 Kornit Digital. All rights reserved.

© 202 1 Kornit Digital. All rights reserved. MAX TECHNOLOGY 16 © 202 1 Kornit Digital. All rights reserved. Sustainability New appli c a tions Productivity Highest quality and Durability

© 202 1 Kornit Digital. All rights reserved. ATLAS MAX 17

XDi TECHNOLOGICAL INNOVATION



2D
→
3D
Pigment Ink
Kornit NeoPigment™



KORNIT NEOPIGMENT™ PROCESS

Today our process optimizes ink efficiency for color

MAX TECHNOLOGY

By enhancing the process, we created functionality that controls not only color but providing absolute digital control of color, form and structure

18
©2021 Kornit Digital. All rights reserved.

Kornit Digital

© 202 1 Kornit Digital. All rights reserved. © 202 1 Kornit Digital. All rights reserved. XDi APPLICATIONS Seamless 2D to 3D rendering with automated algorithms HIGH DENSITY EMBE L LISHMENTS EMBROIDE R Y HEAT TRANSFER SCREEN & V I N YL 19

MARK E T I M PRESSI O NS 5.2 B (1) Kornit TAM Embroidery EMBROIDERY IS A Duration Cost (18,000 stiches) Analog (5*5 cm) 8 minutes $3.6 Atlas Max 1 - 2 minutes $1.4 © 202 1 Kornit Digital. All rights reserved. 20 © 202 1 Kornit Digital. All rights reserved. (1) BASED ON “GLOBAL EMBROIDERY MARKET INSIGHTS AND FORECAST FOR 2027” MAIA RESEARCH ANALYSIS. ESTIMATED NUMBER OF IMPRESSIONS IN 2021

MARK E T IMPRESSI ONS 2. 2 B (1) AND VI N YL ARE A HEAT TRANSFER Kornit TAM HT & Vinyl Heat Transfer Duration (Name & Number) Cost (Name & Number) Analog 25 minutes $4.6 Atlas Max 1 minute $1.2 Vinyl Duration (2 c o l o rs) Cost (2 colors) Analog 26 minutes $7.4 Polyester - $3.5 Atlas Max 1 - 2 minute Cotton - $1.85 (1) “GLOBAL DECORATED APPAREL MARKET RESEARCH REPORT 2017 - 2024”, VALUE MARKET RESEARCH AND COMPANY ESTIMATES. ESTIMATED NUMBER OF IMPRESSIONS IN 2020 © 202 1 Kornit Digital. All rights reserved. 21 © 202 1 Kornit Digital. All rights reserved.

MARK E T I M PRESSI O NS 0. 3 B (1) HIGH DENSITY IS A Kornit TAM High Density © 202 1 Kornit Digital. All rights reserved. NUMBER OF IMPRESSIONS IN 2020 22 © 202 1 Kornit Digital. All rights reserved. Duration Cost Analog (5*5 cm) 25 minutes $6.5 Atlas Max 1 - 2 minutes $2 (1) “GLOBAL APPAREL SCREEN PRINTING MARKET ANALYSIS” MERKEL & SEARS 2017. ESTIMATED

© 202 1 Kornit Digital. All rights reserved. ATLAS MAX P OLY • Merging the MAX technology with • Create new capabilities on poly 23 © 202 1 Kornit Digital. All rights reserved. OF T - SHIRTS ARE MADE OF POLYESTER P o l y e s t e r 16% (1) (1) “GLOBAL T - SHIRTS MARKET 2017 - 2025” CREDENCE RESEARCH. AS OFF 2020

AUTOMATED ROBOTIC MEDIA HANDLING

- Productivity increase
- Ease of operations
- Production consistency





35 Seconds* — Atlas current loading and unloading

15 seconds — Atlas MAX with **automation**

20% Additional garments **per hour**

*avg. on fulfillers' production floor

24
©2021 Kornit Digital. All rights reserved.

Kornit Digital

TAM of 21B impressions in 2020 19B items* Digital i m pr e ss i o ns 31B (1) (1) Source: Company estimates for apparel impressions (including for example impressions on t - shirts, hoodies, pants, bags, etc.) 21B represents estimated annualized run rate of impressions for year - end 2020. 31B represents projected annualized run rate of impressions for year - end 2026. Including embroidery TAM expansion * Assuming 1.1 impressions per item OPPORTUNITY DTG MARKET (2026) 21B (1) (2020) IMPRESSIONS © 202 1 Kornit Digital. All rights reserved. 25 © 202 1 Kornit Digital. All rights reserved.

FASHION X ON - DEMAND © 202 1 Kornit Digital. All rights reserved. 26 © 202 1 Kornit Digital. All rights reserved. Fashion x - Includes fashion, apparel, home décor, and other textile - based forms of self - expression

FROM DES I GN TO FULL COLLECT I ON © 202 1 Kornit Digital. All rights reserved. 27 © 202 1 Kornit Digital. All rights reserved. IN 2 WEEKS FROM DES I GN TO CATWA L K IN 1 DAY

© 202 1 Kornit Digital. All rights reserved. FASHION AND HOME DÉC O R DI GITAL – O N - DEMAND DIRECT - TO - FABRIC TAM of 39B sqm ~4 Trillion impressions** 4 2 B (2) (2026) 3 9 B (1) BREAKING LIMITS IN C O M ING SOON: MAX technology on Presto • Elite Fabric retail quality • Create new capabilities and applications on DTF • End - to - end Micro factory workflow 28 © 202 1 Kornit Digital. All rights reserved. (1) Source: Company estimates. 39B represents estimated total volume in SQM of printed fabric output as of 2020. (2) Source: Company estimates. 42B represents projected total volume in SQM of printed fabric output in 2026. ** Assuming avg. impression of 100 cm 2 (10 by 10 cm) (2020) SQM per year

DEVELOP AND DEPLOY THE OPERATING SYSTEM

For on-demand sustainable fashion^X

OUR STRATEGY

- **ESTABLISH KORNIT^X**
- **DIGITIZE PRODUCTION**


BRANDS
ZARA
GAP
UNIQLO
H&M
TRADITIONAL AND ONLINE RETAILERS
asos
EVERLANE
zalando
Walmart
BONOBOS
LICENSORS
MARVEL
WARNER MEDIA
Disney
ECOM PLATFORMS & MARKETPLACES
ebay
amazon
DESIGNERS AND INFLUENCERS
INVENTORY MANAGEMENT
MEDIA HANDLING
PRINT
ADDITIONAL DECORATION METHODS
CUT-MAKE-TRIM

29 ©2021 Kornit Digital. All rights reserved.

Fashion^X - Includes fashion, apparel, home décor, and other textile-based forms of self-expression

Note: Logos represent both current and prospective customers and partners.

Kornit Digital

KORNITX


BRANDS
PROMOTIONAL
RETAILERS
LICENSORS
MARKETPLACES
DNVBS
EVERLANE
BONOBOS
Consumers
Creators
FULFILLERS
Fulfillers

- Immediate gratification
- Consistent quality

30 ©2021 Kornit Digital. All rights reserved.

Note: Logos represent both current and prospective customers and partners.

KORNIT^X

BRANDS

PROMOTIONAL

RETAILERS

LICENSORS

MARKETPLACES

DNVBS

Consumers

Creators

EMPOWERING THE FRONT-END



Design	Display 2D/3D	Online Store	Order Mgmt.	Virtual Catalog	Virtual Fitting

31
©2021 Kornit Digital. All rights reserved.

Note: Logos represent both current and prospective customers and partners.

© 202 1 Kornit Digital. All rights reserved. BRANDS PROMOTIONAL RETAILERS LICENSORS MARKETPLACES DNVBS Consumer Creators FULFILLERS • Im m edia t e g r a tifi c a t i o n Fulfi l l er • Consistent quality 32 © 202 1 Kornit Digital. All rights reserved. KORNIT X Quality c onsi s t en c y (QUEST) Proximity production Brand integrity NETWORK V ari e ty Production flexibility and scale Note: Logos represent both current and prospective customers and partners.

B R AN D S P R OM O T I ONAL R E TA I LE R S LICENSORS MARKETPLACES DNVBS Consumer Creators MA N AGING PR O D U CTION KORNIT X ERP o r der Manage I n v e n t o ry Pick and route Pri n t Cut Quality S e w assu r ance P ack Sh ip Fulfillers F U L F ILL E R S • Immediate gratification • Consistent quality © 202 1 Kornit Digital. All rights reserved. 33 © 202 1 Kornit Digital. All rights reserved. Note: Logos represent both current and prospective customers and partners.

KORNIT^{X}


BRANDS
PROMOTIONAL
RETAILERS
LICENSORS
MARKETPLACES
DNVBS
EVERLANE
BONOBOS
Consumers
Creators
FULFILLERS
Fulfillers

- Immediate gratification
- Consistent quality

34
©2021 Kornit Digital. All rights reserved.

Note: Logos represent both current and prospective customers and partners.

Kornit Digital

Canva

An online design platform, recently valued at $15B *with over* ***1B designs already created*** *and a mission to empower everyone in the world to design*

Using Kornit^{X} to

ROUTE & MANAGE

their print orders



Enable users to print their creations via a global network of printers

35
©2021 Kornit Digital. All rights reserved.

Kornit Digital
bonding matters

KORNIT X KORNIT X REVENUE GOAL* IN 2026 SAAS Subscription T r an s ac t ions VAS GOAL >$100M © 202 1 Kornit Digital. All rights reserved. 36 © 202 1 Kornit Digital. All rights reserved. *Management goal

MO D EL FIGURES REPRESENT REVENUE FINA N CIAL CURRE N T $ 50 0 M END OF 2023 AN N UAL RUN RATE G OA L * $ 6 3 M $130M H2 H1 2020 $144M H1 Forecast 2021 Last 5 - year CAGR (2014 - 2019) 24% $ 180 M $ 96 M H2 $84M H1 2019 $ 193 M KORN I T © 202 1 Kornit Digital. All rights reserved. 37 © 202 1 Kornit Digital. All rights reserved. 2021 H1 forecast includes Q1 actual revenues, net of non - cash warrants impact of $3.1 million, plus the mid - point of guidance for Q2, which assumes zero impact of warrants *Management goal

MO D EL FIGURES REPRESENT REVENUE FINA N CIAL 2026 $ 50 0 M $ 6 3 M $130M H2 H1 2020 $144M H1 Forecast 2021 $ 180 M $ 96 M H2 $84M H1 2019 $ 193 M BE FORE END OF 2023 AN N UAL RUN RATE GOAL* $ 1 B 5 0 - 54 % Gross M a rgin >20% Op erat ing Margin 202 6 * KORN I T © 202 1 Kornit Digital. All rights reserved. 38 © 202 1 Kornit Digital. All rights reserved. 2021 H1 forecast includes Q1 actual revenues, net of non - cash warrants impact of $3.1 million, plus the mid - point of guidance for Q2, which assumes zero impact of warrants *Management goal Last 5 - year CAGR (2014 - 2019) 24%

© 202 1 Kornit Digital. All rights reserved. $1B IN 2026 0 1 0 0 2 0 0 3 0 0 4 0 0 5 0 0 6 0 0 7 0 0 9 0 0 1 0 00 Sys t ems 2020 Cons u m a b les 2026 Service & KornitX 39 © 202 1 Kornit Digital. All rights reserved. 800 C 20% 30% AGR** 40% 40% $193M 14% 40% 46% $ 1 B REVENUE GOAL* Consumables and SW CAGR higher than systems CAGR 2021 revenue growth higher than 50% Kornit’s 1B impressions are ~3% of DTG 31B TAM Kornit X r e v enue >$100M Continue to grow our value - added services *Management goal **Approximately

GROSS MARGIN AND OPERATING MARGIN GOALS*

2026 goals:*
Gross margin of 50%-54%
Operating margin of over 20%

- Continued transition to mass production systems
- High growth of consumables business
- High growth of software solutions
- Increasing profitability of our value-added services
- Operational leverage and cost reduction

- Continue investing in growth while gaining operational leverage


PRESTO MAX
$6.5M
ATLAS MAX POLY
$5M
ATLAS MAX
$2.5M
ATLAS
$1.5M
TOTAL EXPECTED REVENUE** IN 5 YEARS

*Management goals

**Based on 2 full shifts of production

40
©2021 Kornit Digital. All rights reserved.
Kornit Digital
bonding matters

$1B REVENUE GOAL T a r ge t i ng IN 2026* $1B revenue in 2026 50 - 54% GM Over 20% OP 2018 2023 2026 © 202 1 Kornit Digital. All rights reserved. 41 © 202 1 Kornit Digital. All rights reserved. *Management goals

FASHION X OPERATING SYSTEM FOR ON - DEMAND SUSTAINABLE BECOME THE © 202 1 Kornit Digital. All rights reserved. 42 © 202 1 Kornit Digital. All rights reserved. $1B Fashion x - Includes fashion, apparel, home décor, and other textile - based forms of self - expression

© 202 1 Kornit Digital. All rights reserved. © 202 1 Kornit Digital. All rights reserved. 43 COMMITMENT TO SUSTAINA B ILITY AND COMMUNITY 43

CREATE A BETTER WORLD WHERE EVERYB O DY CAN BON D , DE SI G N AND EXPR E SS THE I R I DE NTI T IE S , ONE I MPRESSION AT A TIME OUR VISION © 202 1 Kornit Digital. All rights reserved. 44 © 202 1 Kornit Digital. All rights reserved.

Q&A © 202 1 Kornit Digital. All rights reserved. 45 © 202 1 Kornit Digital. All rights reserved.